Exhibit 10.24

EMPLOYMENT AGREEMENT

      This Employment Agreement (“Employment Agreement”) is entered into by and between Leonard J. Kennedy (“Executive”) and Nextel Communications, Inc. (“Employer”), a Delaware corporation, to be effective on and as of January 1, 2001.

Recitals

      WHEREAS, Employer is engaged in the business of providing wireless communications services (the “Business”);

      WHEREAS, Executive has skills and experience in connection with wireless telephony generally and in providing legal services and advice to Employer; and

      WHEREAS, Employer desires to obtain Executive’s services for the conduct of its Business, and Executive desires to be employed in such Business by and for Employer.

      NOW, THEREFORE, in consideration of the premises and the mutual covenants herein set forth, the parties hereto agree as follows:

Agreement

      1.     Employment. Employer hereby employs Executive as the Senior Vice President and General Counsel of Employer and Executive hereby accepts such employment upon the terms and conditions hereinafter set forth.

      2.     Duties.

a. Executive shall perform his services as Senior Vice President and General Counsel, under the supervision of the President, Chief Executive Officer and the Operations Committee of the Board of Directors (the “Operations Committee”) of Employer and within the framework of the policies and objectives of Employer. In such capacity, Executive shall act as the chief legal officer of Employer and in that capacity (i) shall exercise general day-to-day supervisory responsibility and operational and management authority over the legal affairs of the Employer and its controlled affiliates; (ii) shall provide advice and input to members of Employer’s Board of Directors and the Operations Committee and shall attend all meetings of the Board and the Operations Committee for that purpose; and (iii) shall perform such other duties as may be assigned to him from time to time by the Board of Directors, the President, the Chief Executive Officer or the Operations Committee consistent with the typical duties of his position. Executive shall be a member of Employer’s Executive Committee throughout the term of his employment with Employer.

b. Executive shall devote his entire business time, attention and energies to the performance of his duties and functions under this Employment Agreement and shall not during the term of his employment hereunder be engaged in any other substantial business activity for gain, profit or other pecuniary advantage which materially interferes with the performance of his duties hereunder. Notwithstanding the foregoing, Executive specifically is permitted to (i) continue to teach Tai Chi in accordance with his past practice; (ii) periodically give speeches or teach seminars; and (iii) attend continuing legal education seminars, provided that such activities do not substantially interfere with Executive’s duties hereunder. Executive shall faithfully, loyally and diligently perform his assigned duties and functions and shall not engage in any activities whatsoever which conflict with the objectives of Employer’s Business during the term of his employment hereunder.

c. Employer shall furnish Executive with such facilities at Employer’s corporate headquarters location and services as are suitable to his position and adequate for the performance of his duties and functions hereunder.

      3.     Term. The term of this Employment Agreement shall commence on the effective date hereof and, unless terminated earlier pursuant to paragraph 10 hereof, shall continue until December 31, 2003 (the “Initial Term”), and thereafter shall automatically continue unless and until such time as (i) either party hereto notifies the other, upon thirty (30) days prior written notice, served no earlier than December 31, 2003, that this Employment Agreement will be terminated at the expiration of such thirty (30) day notice period; or (ii) Executive’s employment is otherwise terminated pursuant to paragraph 10 hereof (the “Extended Term”) (the Initial Term, together with the Extended Term, if any, being referred to herein as the “Employment Term”).

      4.     Compensation. Employer shall pay to Executive, as compensation for the services agreed to be rendered by Executive hereunder, the following:

a. Base Salary. During the Employment Term, Employer shall initially pay to Executive a salary of three hundred seventy-five thousand dollars ($375,000.00) per annum; provided that the amount of such base salary may, in Employer’s sole discretion, be reviewed and adjusted by Employer from time to time during the Employment Term in light of the conditions then existing and the services then being rendered by Executive, in which case Executive’s base salary shall be such amount as may be determined by Employer (such annual base salary, as in effect from time to time, being referred to herein as the “Base Salary”) provided that Base Salary shall never be less than three hundred seventy-five thousand dollars ($375,000.00) per annum. The Base Salary shall be payable in accordance with Employer’s normal payroll schedule, less appropriate deductions for federal, state and local income taxes, FICA contributions and any other deductions required by law or authorized by Executive.

b. Commencement Bonus. In addition to the Base Salary, Executive shall receive a commencement bonus (the “Commencement Bonus”) of one hundred eighty-seven thousand five hundred dollars ($187,500.00). The Commencement Bonus, less appropriate deductions for federal, state, and local income taxes, FICA contributions and any other deductions required by law or authorized by Executive, shall be paid on or before February 28, 2001.

c. Annual Performance Bonus. In addition to the Base Salary, Executive shall be entitled to receive an annual performance bonus (the “Annual Bonus”) for each year of service (or any part thereof in the event of termination of Executive’s employment hereunder, in which case the Annual Bonus shall be prorated for such partial year) during the Employment Term (each such year or any partial such year being referred to as an “Annual Bonus Period”), in such amount, if any, as may be determined by the Compensation Committee of Employer’s Board of Directors (“Compensation Committee”) in its discretion; provided that Executive’s target Annual Bonus shall be in an amount equal to fifty percent (50%) of the Base Salary payable during such Annual Bonus Period. Executive shall not be entitled to any Annual Bonus for 2000, although the Commencement Bonus will be paid on or before February 28, 2001, the expected date for payment of the annual performance bonus. Each Annual Bonus shall be payable in accordance with Employer’s normal annual bonus payment schedule, less appropriate deductions for federal, state, and local income taxes, FICA contributions and any other deductions required by law or authorized by Executive.

d. Options. Effective on or before January 2, 2001, the Compensation Committee will grant to Executive, pursuant to Employer’s Incentive Equity Plan, Options to acquire seventy-five thousand (75,000) shares of Employer’s Class A voting common stock with an exercise price equal to the closing price on January 2, 2001, the first trading day of Executive’s employment (such option grant being referred to as the “Initial Grant”). Such Options will vest over four (4) years, as follows: twenty-five percent (25%) on the anniversary of the grant date, and the remainder in equal monthly installments over the following three (3) years. Promptly following the effective date hereof, Employer shall take or cause to be taken such other or further actions as may be necessary in order to document such grant of Options to Executive. From time to time during the Employment Term, Employer in its sole discretion, may grant additional Options to Executive; notwithstanding the foregoing, in February 2001, Employer shall grant Executive options to buy at least an additional fifty thousand (50,000) shares which will have an exercise price not greater than the closing price on the grant date and will vest over a period of four (4) years from the date of grant as follows: twenty-five percent (25%) on the grant date, and the remainder in equal monthly installments over the following four (4) years (such option grant being referred to as the “February 2001 Grant”). All Options granted to Executive are referred to herein as the “Options.” In the event Executive’s employment is terminated either by Employer without “Cause” (as defined herein), or by Executive for “Good Reason” (as defined in the Nextel Communications, Inc. Incentive Equity Plan As Amended and Restated as of May 25, 2000) or “Constructive Termination” (as defined herein), within one (1) year following a “Change of Control” as defined in the Nextel Communications, Inc. Incentive Equity Plan As Amended and Restated as of May 25, 2000 (a “Change of Control”), then all Options, to the extent not theretofore vested in accordance with their normal terms, shall vest on an automatic and accelerated basis as of the applicable “Termination Date” (as defined herein). Any acceleration of vesting of Options which would occur pursuant to the preceding sentence as a result of a Change of Control before September 30, 2001, shall be deemed void ab initio and shall be of no force or effect, if a nationally recognized accounting firm issues a written determination that any such acceleration would prevent a proposed merger or other business combination of the Employer, that is intended by the parties thereto to be accounted for as a pooling of interests, from being so accounted for, and such merger or business combination is in fact accounted for as a pooling of interests (the “Pooling Carve Out”). To the extent not otherwise provided herein, the terms applicable to all the Options (and of any option agreement entered into in connection therewith) shall be the standard terms normally applicable to a grant of “non-qualified” stock options pursuant to the Nextel Communications, Inc. Incentive Equity Plan.

e.	Restricted Stock. Effective on or before January 1, 2001, the Compensation Committee will grant to Executive, pursuant to Employer’s Incentive Equity Plan, twenty-five thousand (25,000) shares of Employer’s Class A voting common stock (the “Restricted Stock”). Executive’s right to keep the Restricted Stock shall vest equally over three years, i.e., thirty-three and one-third percent (33 1/3%) on each of January 2, 2002, 2003 and 2004. Promptly following the effective date hereof, Employer shall take or cause to be taken such other or further actions as may be necessary in order to document such grant of Restricted Stock to Executive. All of the Restricted Stock, to the extent not theretofore vested in accordance with its normal terms, shall vest on an automatic and accelerated basis upon a Change of Control, subject to the Pooling Carve Out.

f.	Future Equity Awards. The Options granted on or before January 2, 2001 and the Restricted Stock awarded on or before January 1, 2001 as contemplated in this paragraph 4 are intended to be an inducement to Executive to enter into this Employment Agreement and to offset the loss of potential future benefits associated with Executive’s prior employment position, and none of such Options or Restricted Stock shall be taken into account to reduce any option, stock appreciation right, restricted stock or other equity incentive grants that Executive, as a member of Employer’s senior management, may be entitled to be provided in the future as is appropriately commensurate with the equity incentive treatment extended to other members of Employer’s senior management.

      5.     Benefits. During the Employment Term, Executive shall be entitled to participate in all group health, major medical, pension and profit sharing, 401(k) and other benefit plans maintained by Employer and provided generally to its senior executive officers, on the same terms as apply to participation therein by management generally. Further, during the Employment Term, Executive shall be entitled to participate in all fringe benefit programs and shall receive all perequisites if and to the extent that Employer establishes and makes them available to senior executives generally, including, but not limited to, Employer-paid long-term disability insurance, life insurance coverage, the Incentive Equity Plan and the Nextel Communications, Inc. Change of Control Retention Bonus and Severance Pay Plan (the “Change of Control Plan”). Notwithstanding the foregoing, Executive shall not be entitled to any severance benefits other than those explicitly set forth in this Employment Agreement, the Change of Control Plan and, to the extent such severance benefits exceed the severance benefits provided for in this Employment Agreement, any other benefit plan which may be adopted by the Employer during the Employment Term. Executive acknowledges that Employer may change its benefit programs from time to time which may result in certain benefit programs being amended or terminated for its senior executives generally. Executive’s position shall be classified as pay grade EX3 or better (as adjusted for any changes to Employer’s system of classifying employees by salary grade level implemented subsequent to the date hereof).

      6.     Expenses. During the Employment Term, Employer shall reimburse Executive for all reasonable travel, entertainment and other business expenses incurred or paid by Executive in performing his duties and functions hereunder provided such expenses are reimbursable under Employer’s Travel Program Policy and Executive submits reimbursement expense forms in a form consistent with Employer’s policy. Additionally, Employer agrees to reimburse Executive for reasonable legal, financial consulting and accounting fees in connection with the preparation of this Agreement not to exceed a total of ten thousand dollars ($10,000.00).

      7.     Vacations. In addition to such holidays, sick leave, personal leave and other paid leave as is allowed under the policies of Employer to senior executives generally, Executive shall be entitled during each twelve-month period during the Employment Term to twenty (20) days of vacation, with full pay. The duration of such vacations and the time or times when they shall be taken will be determined by Executive in consultation with Employer. Such vacation time shall be accrued at a uniform rate during each such twelve-month period and shall, to the extent unused during any such twelve-month period, be carried over to succeeding twelve-month periods subject to a maximum carry forward of twenty-five (25) days (subject to exceptions allowed by Employer’s Chief Executive Officer). In addition to such other amounts as may be payable pursuant to paragraph 10 below, Executive shall receive, within thirty days after his employment hereunder terminates for any reason a payment (based on Executive’s Base Salary in effect at the time of such termination of employment) for all of Executive’s then accrued but unused vacation time.

      8.     Non-Competition. During the Employment Term and (except as provided in subparagraph 10(g) herein) for a period of two (2) years thereafter, Executive shall not enter into or participate in any business competitive to the Business carried on by Employer by directly or indirectly engaging in or working for any business in the United States authorized by the Federal Communications Commission (“FCC”) to provide terrestrial “commercial mobile radio service” as that term is defined by the FCC (47 C.F.R. §20.3); provided that this paragraph 8 shall not prohibit Executive, following the term of his employment hereunder, from engaging in the practice of law, provided that he does so in a manner not involving a breach of Executive’s obligations pursuant to paragraph 9 herein. The above notwithstanding, the ownership, for investment purposes of up to five percent (5%) of the total outstanding equity securities of a publicly traded company, shall not be considered a violation of this paragraph 8 provided Executive has no participation in the management of such company. The provisions of this paragraph 8 shall survive the expiration and/or termination of this Employment Agreement.

       9.     Confidential Information. During the Employment Term and for a period of two (2) years thereafter, Executive will not use for his own advantage or disclose any proprietary or confidential information (“Confidential Information”) relating to the business operations or properties of Employer, any affiliate of Employer or any of their respective customers, suppliers, landlords, licensors or licensees. Executive specifically acknowledges that Confidential Information includes any and all information, whether reduced to writing (or in a form from which information can be obtained, translated, or derived into reasonably usable form), or maintained in the mind or memory of Executive and whether compiled or created by Employer, which derives independent economic value from not being readily known to or ascertainable by proper means by others who can obtain economic value from the disclosure or use of such information, that reasonable efforts have been put forth by Employer to maintain the secrecy of Confidential Information, that such Confidential Information is and will remain the sole property of Employer. Upon the expiration or termination of the Employment Term, Executive will surrender and deliver to Employer all proprietary or confidential information of every kind which has been reduced to writing (or is in a form from which information can be obtained, translated, or derived into reasonably usable form) relating to or connected with Employer and its affiliates and their respective businesses, customers, suppliers, landlord, licensors and licensees. The foregoing confidential information provisions shall not apply to information which: (i) is or becomes publicly known through no wrongful act of the Executive; (ii) is rightfully received from any third party without restriction and without breach by Executive of this Employment Agreement; or (iii) is independently developed by Executive before or after the term of his employment hereunder or is independently developed by a competitor of Employer at any time. The provisions of this paragraph 9 shall survive the expiration and/or termination of this Employment Agreement. Executive’s obligations under this Paragraph 9 are in addition to, and not in limitation or preemption of, all other obligations of confidentiality which Executive may have to Employer under general legal or equitable principles or statutes.

      10.     Termination.

a. Automatic Termination Upon Death. In the event of Executive’s death during the Employment Term, Executive’s employment hereunder shall be automatically terminated upon the date of death. As soon as reasonably practicable following Executive’s death, Employer shall pay to Executive’s estate (i) Executive’s accrued but unpaid Base Salary, through the payroll period ending immediately after the date of death; (ii) the pro rata portion of the target Annual Bonus through the date of death (calculated on the basis of the number of days of employment completed in the year divided by 365); (iii) any amount due hereunder for accrued but unused vacation time as of the date of death; and (iv) any benefits accrued under Employer’s employee benefit plans. With respect to any Options or Restricted Stock which remain unvested upon such Termination Date, there shall be immediate vesting of all Options and Restricted Stock, and the Options shall remain exercisable for at least one (1) year following death (but not beyond the tenth anniversary of the date the Option was granted).

b. Termination by Employer. During the Initial Term, the Employer shall be entitled to terminate Executive’s employment in accordance with the terms of this subparagraph 10(b) at any time, only upon the establishment of “Cause” or the “Permanent Disability” of Executive (as those terms are defined below) by giving written notice to that effect to Executive and describing therein, in reasonable detail, the conduct giving rise to such termination and the clause(s) of this Agreement upon which Employer relies. During any Extended Term, Employer shall be entitled to terminate Executive’s employment in accordance with the terms of this paragraph 10(b)(i) at any time upon the establishment of Cause or the Permanent Disability of Executive, by giving written notice to that effect to Executive and describing therein, in reasonable detail, the conduct giving rise to such termination and the clause(s) of this Agreement upon which Employer relies; or (ii) for any other reason or for no reason upon thirty (30) days prior written notice to Executive. For purposes hereof, the term “Cause” means either (1) Executive’s failure to substantially perform his duties and functions as contemplated hereunder, if such failure constitutes gross neglect or willful malfeasance, without taking reasonable steps to cease or remedy such failure within thirty (30) days after Executive’s receipt of written notice from Employer specifically identifying the nature of and circumstances relevant to any such claimed failure; (2) Executive’s committing fraud against Employer or embezzlement or engaging in conduct that results in Executive being convicted of a felony or being found, in a final adjudication of the matter, to have violated Rule 10b-5 promulgated under the Securities Exchange Act of 1934 or the anti-harassment provisions of Title VII of the Civil Rights Act of 1964, the Age of Discrimination in Employment Act or the Americans with Disabilities Act; (3) Executive’s acting in an intentional manner which is reasonably likely to be materially detrimental or damaging to Employer’s reputation, business, operations or relations with its employees, suppliers or customers; (4) Executive’s habitual abuse of alcohol or prescription drugs or abuse of controlled substances; or (5) Executive’s committing any other material breach of this Employment Agreement without taking reasonable steps to cease or remedy such breach within thirty (30) days after Executive’s receipt of written notice from Employer specifically identifying the nature of and circumstances relevant to any such claimed material breach by Executive. For purposes hereof, the term “Permanent Disability” means: (i) Executive’s failure to devote full normal working time as required herein to his employment hereunder for a period of at least thirty (30) consecutive normal business days or for at least a majority of the normal business days in any consecutive ninety (90)-day period; and (ii) the existence of an illness or incapacity (either physical or mental) affecting Executive which, in the reasonable opinion of a Qualified Physician, is likely to be of such character or severity that Executive would be unable to resume devoting his full normal working time as required herein to his employment hereunder for a period of at least six (6) consecutive months. The term “Qualified Physician” means an impartial physician competent to diagnose and treat the illness or condition which Executive is believed to be suffering, selected by Employer and reasonably acceptable to Executive (or if Executive is then incapable of acting for himself, Executive’s personal representative), who shall have personally examined Executive and shall have personally reviewed Executive’s relevant medical records; provided Employer shall bear the costs of such Qualified Physician’s services and Executive agrees to submit to an examination by such Qualified Physician, to the disclosure of Executive’s relevant medical records to such Qualified Physician, and to permit the Qualified Physician to make a full report of findings and conclusions to Employer. The date upon which any termination effected pursuant to this subparagraph 10(b) shall be effective is set forth in subparagraph 10(d), and the effect of any such termination shall be as described in subparagraphs 10(e) and (f).

C. Termination by Executive. Executive shall be entitled to terminate his employment hereunder (i) at any time upon the establishment of “Good Reason” or “Constructive Termination” (as those terms are defined below) by giving written notice to that effect to Employer; (ii) for any other reason or for no reason upon thirty (30) days prior written notice to Employer. For purposes hereof, the term “Good Reason” shall mean Executive’s termination of his employment hereunder as direct result of a relocation by Employer of the business site where Executive performs his principal job responsibilities or duties hereunder, (i) during the first two (2) years of the Employment Term, either more than ten (10) miles south and/or west, or more than thirty (30) miles in any other direction, from its current Reston, Virginia location, or (ii) after the first two (2) years of the Employment Term, more than thirty (30) miles in any direction from its current Reston, Virginia location. For purposes hereof, “Constructive Termination” shall mean Executive’s termination of his employment hereunder as a direct result of (i) a reduction in either Executive’s Base Salary below the initial Base Salary of three hundred seventy-five thousand dollars ($375,000.00) per annum or in the Annual Bonus percentage target below fifty percent (50%); (ii) a significant and adverse change in Executive’s duties, responsibilities or authority that is inconsistent with Executive’s intended position and status hereunder; or (iii) the material breach by the Employer of any provision of this Agreement which continues without reasonable steps being taken to cure such breach for a period of thirty (30) days after written notice thereof by Executive to Employer. The date upon which any termination effected pursuant to this subparagraph 10(c) shall be effective is set forth in subparagraph 10(d), and the effect of any such termination shall be as described in subparagraph 10(g).

d. Termination Date. In the event Executive’s employment hereunder is terminated for any reason other than the Executive’s death, such termination shall take effect upon the termination date set forth in the written notice to that effect given by Executive to Employer or by Employer to Executive, as the case may be (provided that if either party disputes the propriety of such termination, the effective date of termination shall be as established by final resolution of such dispute, whether by agreement of the parties or award of an arbitrator as contemplated herein, in favor of the propriety of such termination). The date on which any such termination takes effect is referred to herein as the “Termination Date”. Employer, at its option, may require Executive to continue to perform his duties hereunder until the Termination Date or pay to Executive such amount of compensation and benefits otherwise due hereunder in accordance with Employer’s then existing salary payment schedule or in one lump-sum payment.

e. Effect of Termination by Employer For Cause. In the event Executive’s employment is terminated by Employer for Cause, or by Executive without thirty (30) days advance notice, without Good Reason and not as a result of a Constructive Termination, at any time during the Employment Term, then (i) Employer shall pay the Executive (A) Executive’s accrued but unpaid Base Salary through the Termination Date; and (B) any amount due hereunder for accrued but unused vacation time as of the Termination Date; (ii) any and all of the Options that theretofore have vested may be exercised at any time on or before the thirtieth (30th) day following such Termination Date and, if not so exercised, thereupon automatically shall be canceled; (iii) any and all of the Restricted Stock not vested as of such Termination Date shall be canceled and forfeited; and (iv) Executive and Executive’s dependents shall be entitled to any benefits accrued under Employer’s employee benefit plans.

f. Effect of Termination Upon Permanent Disability. In the event Executive’s employment is terminated at any time during the Employment Term by either Executive or Employer upon the Permanent Disability of Executive, then: (i) Employer shall pay to Executive in a lump sum within thirty (30) days of the Termination Date (A) Executive’s accrued but unpaid Base Salary through the Termination Date; and (B) any amount due hereunder for accrued but unused vacation time as of the Termination Date; (ii) Employer shall continue to pay Executive his Base Salary and, at its expense, shall continue to provide all benefits to Executive and Executive’s dependents, which they otherwise would have been entitled to during the Employment Term under paragraph 5 hereof for a period of twelve (12) months following the Termination Date provided, however that such Base Salary payments shall be reduced by the amount of any short term or long term disability benefits paid to Executive during such time period under Employer’s disability benefits plans; (iii) With respect to any of the Options which remain unvested upon such Termination Date, there shall be full and immediate vesting of any unvested Options and the Options shall remain exercisable for one (1) year following the Date of Termination (but not beyond the tenth anniversary of the date the Option was granted); (iv) With respect to any of the Restricted Stock which remains unvested upon such Termination Date, there shall be full and immediate vesting of all of the Restricted Stock; and (v) Executive and Executive’s dependents shall be entitled to any benefits accrued under Employer’s employee benefit plans. In addition, Employer shall pay to Executive (on the same day(s) as Employer’s non-terminating employees receive their annual performance bonus) an amount equal to any unpaid Annual Bonus for the period ending on or prior to Termination Date, including the prorated Annual Bonus for the Annual Bonus Period ending on the Termination Date.

g. Effect of Termination for Good Reason or Constructive Termination or Termination Without Cause. In the event Executive’s employment is terminated during the Initial Term or the Extended Term, if any, by Executive in circumstances constituting Good Reason or Constructive Termination, or by Employer in any circumstances other than Cause or Permanent Disability (including but not limited to, termination upon thirty (30) days prior written notice at any time following the Initial Term), then from and after such Termination Date, (i) Executive shall not be subject to the non-competition provisions set forth in paragraph 8 hereof (unless his employment terminated by Executive for Good Reason in which case such non-competition provisions set forth in paragraph 8 apply or unless Executive’s employment is terminated upon thirty (30) days written notice at any time following the Initial Term in which case such non-competition provisions set forth in paragraph 8 shall apply only for the one (1) year period following termination), and; (ii) Executive shall be entitled to receive a lump sum payment, within 30 days of the Termination Date, equal to the Base Salary and target Annual Bonus(es) for the period commencing on the Termination Date and ending on the first anniversary of the expiration of the Initial Term or, if later, the first anniversary of the Termination Date (provided however that, if Executive’s employment is terminated upon thirty (30) days written notice at any time following the Initial Term, such Base Salary payment shall not be made as a lump sum payment, but shall instead be paid in accordance with the Employer’s regular payroll schedule for the one (1) year period following the date of termination); (iii) Executive shall be entitled to receive a lump sum payment, within 30 days of the Termination Date, equal to any amount due for accrued but unused vacation time as of the Termination Date; (iv) Executive, and his dependents, shall continue to receive (at the same contributory expense as if Executive remained employed by Employer) all benefits Executive and his dependents would otherwise be entitled to during the Employment Term under paragraph 5 hereof for the period commencing on the Termination Date and ending on the first anniversary of the expiration of the Initial Term, or, if later, the first anniversary of the Termination Date; (v) with respect to any of the Initial Grant and February 2001 Grant Options which remain unvested upon such Termination Date, there shall be full and immediate vesting of all such Options and such Options shall remain exercisable for one hundred and eighty (180) days following the Termination Date (but in no event beyond the tenth anniversary of the date the Option was granted), subject to the Pooling Carve Out prior to September 30, 2001, to the extent applicable; (vi) with respect to any Restricted

Stock which remains unvested upon such Termination Date, it all shall immediately vest; and (vii) Executive and Executive’s dependants shall be entitled to any benefits accrued under Employer’s employee benefit plans.

h. Excess Parachute Payment. In the event that any portion of Executive’s payments or benefits hereunder are treated as an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code (“Code”) or any comparable or successor provision of federal, state or local tax law, or its is otherwise asserted (including on an audit of either Employer or Executive) that any portion of such payments or benefits is such an “excess parachute payment,” Employer shall, prior to the date on which any amount of excise tax (or penalty or interest) must be paid in respect thereof, promptly make an additional lump sum payment in cash to Executive in an amount sufficient, after giving effect to all federal, state and other income, payroll and excise taxes with respect to such payment, to make Executive whole for all taxes imposed under Section 4999 of the Code, or any comparable or successor provision of federal, state or local tax law (including any penalties or interest related thereto), with respect to the “excess parachute payment” and all associated interest and penalty amounts associated with the excess parachute payment. Executive shall reasonably cooperate with Employer (at the Company’s sole cost and expense) to minimize any such tax liability (such cooperation shall not include foregoing or deferring any payments or benefits to which he is entitled).

i. Miscellaneous. In the event of any termination or attempted termination of Executive’s employment; (i) no termination of Executive’s employment shall relieve or release either party from liability hereunder based on any breach of the terms hereof by such party occurring prior to the Termination Date; (ii) the terms of this Employment Agreement relevant to performance or satisfaction of any obligation hereunder expressly remaining to be performed or satisfied in whole or in part at the Termination Date shall continue in force until such full performance or satisfaction has been accomplished; and (iii) the vesting and exercise provisions set forth in Employer’s Incentive Equity Plan and/or any option agreement with respect to the Options shall continue to apply, provided they are consistent with the terms of this Employment Agreement.

j. No Set-off. There shall be no right of setoff or counterclaim, in respect of any actual or alleged claim, debt or obligation, against any payments or benefits required to be made or provided to Executive hereunder (including, without limitation, pursuant to subparagraphs 10(f) and (g) above). Employer agrees that any income and other employment benefits received by Executive from any and all sources other than Employer before, during or after the Employment Term shall in no way reduce or otherwise affect Employer’s obligations to make payments and afford benefits hereunder.

      11.     Injunctive Relief. It is agreed that in the event of Executive’s breach of the provisions of paragraphs 8 or 9 above, Employer shall suffer irreparable harm which cannot be remedied solely by damages. Accordingly, in the event of a breach by Executive of his obligations under paragraphs 8 or 9 of this Employment Agreement, Employer shall be entitled to seek and obtain interim restraints and permanent injunctive relief without proving the inadequacy of damages as a remedy, restraining Executive and any business, firm, partnership, individual, corporation or entity participating in such breach or attempted breach. Subject to paragraph 12, nothing herein shall be construed as prohibiting Employer from pursuing any other remedies available at law or in equity for such breach or threatened breach, including the recovery of damages and the termination of the services of Executive.

      12.     Arbitration. With the exception of any dispute regarding the application of paragraphs 8 or 9 above, any dispute or controversy arising out of or relating to this Employment Agreement or any claimed breach hereof shall be exclusively settled, at the request of either party, by an arbitration proceeding conducted before a single arbitrator in accordance with the then-effective employment dispute resolution rules of the American Arbitration Association (“AAA”), with the award determined to be appropriate by the arbitrator therein to be final, non-appealable and binding on the parties hereto, and with judgment upon such award as is rendered in any such arbitration proceeding available for entry and enforcement in any court having jurisdiction of the parties hereto. The arbitrator shall be an impartial arbitrator qualified to serve in accordance with the rules of the AAA and shall be reasonably acceptable to each of the Employer and the Executive. If no such acceptable arbitrator is so appointed within thirty (30) days after the initial request for arbitration of such disputed matter, each of the parties promptly shall designate a person qualified to serve as an arbitrator in accordance with the rules of the AAA, and the two persons so designated promptly shall select the arbitrator from among those persons qualified to serve in accordance with the rules of the AAA. The arbitration shall be held in Reston, Virginia, or in such other place as may be agreed upon in writing at the time by the parties. The expenses of the arbitration proceeding shall be borne by Employer, but the arbitrator’s award may provide that Executive shall reimburse Employer for all or any part of such expenses if Executive is not the prevailing party on any of the issues involved in such arbitration. The Employer shall pay for and bear the cost of its own and Executive’s experts, evidence and counsel in such arbitration proceeding, but the arbitrator’s award may provide that, in addition to any other amounts or relief due to Employer, Executive shall reimburse Employer for all or any part of the costs of Executive’s experts, evidence and counsel initially incurred by Employer, to the extent the award finds such costs properly allocable to any issue(s) in dispute as to which the award indicates the Employer to be the prevailing party.

      13.     Indemnification.

a. Employer shall indemnify Executive to the fullest extent permitted by Delaware law as in effect on the date hereof against all costs, expenses, liabilities and losses (including, without limitation, attorney’s fees, judgments, penalties and amounts paid in settlement) reasonably incurred by Executive in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative in which Executive is made, or is threatened to be made, a party to or a witness in such action, suit or proceeding by reason of the fact that he is or was an officer, director, consultant, agent or executive of the Employer or of any Employer’s controlled affiliates or is or was serving as an officer, consultant, director, member, executive, trustee, agent or fiduciary of any other entity at the request of the Employer (a “Proceeding”).

b. Employer shall advance to Executive all reasonable costs and expenses incurred by him in connection with a proceeding within twenty (20) days after receipt by Employer of a written request for such advance, accompanied by an itemized list of the costs and expenses and Executive’s written undertaking to repay to Employer on demand the amount of such advance if it shall ultimately be determined that Executive is not entitled to be indemnified against such costs and expenses.

c. The indemnification provided to Executive hereunder is in addition to, and not in lieu of, any additional indemnification to which he may be entitled pursuant to Employer’s Certificate of Incorporation or Bylaws, any insurance maintained by Employer from time to time providing coverage to Executive and other officers and directors of Employer and/or its affiliates, or any separate written agreement with Executive. Employer represents it has, and will continue to maintain during the

Employment Term, customary directors and officers liability insurance coverage. The provisions of this paragraph 13 shall survive any termination of this Employment Agreement.

      14.     Amendment and Modification. This Employment Agreement contains the entire agreement between the parties with respect to the subject matter hereof. Subject to applicable law and upon the consent of the Compensation Committee, this Employment Agreement may be amended, modified and supplemented by written agreement of Employer and Executive signed by both parties with respect to any of the terms continued herein.

      15.     Waiver of Compliance. Any failure of either party to comply with any obligation, covenant, agreement or condition on its part contained herein may be expressly waived in writing signed by the other party, but such waiver or failure to insist upon strict compliance shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Employment Agreement requires or permits consent by or on behalf of any party, such consent shall be given in writing.

      16.     Notices. All notices, requests, demands and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given if and when delivered by hand, overnight courier or five days after having been deposited in the United States Mail, mailed via certified or registered mail with postage prepaid:

If to Employer:	If to Executive:

Nextel Communications, Inc.	Leonard J. Kennedy

2001 Edmund Halley Drive Reston, Virginia 20191 Attention: Chief Executive Officer	9210 Midwood Road Silver Spring, MD 20910

or, in the case of either such party, to such substitute address as such party may designate from time to time for purposes of notices to be given to such party hereunder, which substitute address shall be designated as such in a written notice given to the other party addressed as aforesaid.

      17.     Assignment. This Employment Agreement shall inure to the benefit of Executive and Employer and be binding upon the successors and general assigns of Employer. This Employment Agreement shall not be assignable, except that Employer may assign it to a successor to its business, subject to executive’s rights set forth herein with respect to a Change in Control.

      18.     Enforceability. In the event that any provision of this Employment Agreement is held to be invalid, void or unenforceable, the remaining provisions shall continue in full force and effect without being impaired or invalidated in any way and such provision shall be deemed to be modified or restricted to the maximum extent permitted by applicable law.

      19.     Applicable Law. This Employment Agreement shall be governed, construed and enforced under and pursuant to the laws of the Commonwealth of Virginia.

      IN WITNESS WHEREOF, the parties have executed this Employment Agreement to be effective on and as of the day and year first above written.

NEXTEL COMMUNICATIONS, INC.

By: /s/ TIMOTHY M. DONAHUE

Name:     Timothy M. Donahue
Title: Chief Executive Officer

EXECUTIVE

/s/ LEONARD J. KENNEDY

Leonard J. Kennedy